[PATTON BOGGS LLP LETTERHEAD]

January 28, 2005	Philip G. Feigen (202) 457-6142 pfeigen@pattonboggs.com

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Corporation Finance

Re:	Registration Statement on Form S-3

To Whom It May Concern:

On behalf of RegeneRx Biopharmaceuticals, Inc. (the “Registrant”) enclosed for your review please find a registration statement on Form S-3. In meeting the transaction requirement for use of Form S-3, Registrant is relying on and believes it satisfies the conditions set forth in section I.B.1 of the general instructions (in addition to satisfying the conditions set forth in section I.A). Please note that although section I.B.1 is entitled Primary Offerings by Certain Registrants. it is our understanding, based on conversations with individuals in the Commission’s Office of Small Business and our review of the Division of Corporate Finance Manual of Publicly Available Telephone Interpretations, and more specifically, section H. S-3 #56, that “Issuers meeting the float test in General Instruction I.B.1 of Form S-3 may make secondary offerings on Form S-3, even though the securities to be issued are not listed on a national securities exchange or quoted on an automated quotation system of a national securities exchange, as required by General Instruction I.B.3.”

We provide this explanation on behalf of Registrant because we understand from our conversations with the Commission’s Office of Small Business that such a scenario is not commonplace. If you have any questions or require additional information, please feel free to contact Will Levay at (202) 457-5259 or the undersigned at (202) 457-6142. Thank you for your assistance with this matter.

Very truly yours,

/s/ Philip G. Feigen

Philip G. Feigen